1 For Immediate Release: June 14, 2024 Attention: Business Editors VERSABANK RECEIVES FINAL U.S. APPROVAL FOR U.S. BANK ACQUISITON – Acquisition Will Enable VersaBank to Broadly Launch its Unique and Highly Successful Receivable Purchase Program Financing Solution in the United States – LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced that it has received approval from the Office of the Comptroller of the Currency (the “OCC”), the primary regulator of banks chartered under the United States National Bank Act, to proceed with its proposed acquisition of Minnesota-based Stearns Bank Holdingford N.A. (“Stearns Holdingford”). Stearns Holdingford is an independent OCC-chartered national bank with US$79 million in assets located in Holdingford, Minnesota that is wholly owned by Stearns Financial Services, Inc. (“Stearns Financial”). The OCC approval is the second and final U.S. regulatory approval required for VersaBank to proceed with the Stearns Holdingford acquisition. VersaBank will now seek approval for the Stearns Holdingford acquisition from its Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI). Upon VersaBank’s receipt of OSFI approval, it will proceed to close the Stearns Holdingford acquisition as soon as possible. Stearns Financial, a multi-bank holding company owning two additional and separate national bank charters, Stearns Bank Upsala National Association and Stearns Financial’s flagship and largest national bank, Stearns Bank National Association (headquartered in St. Cloud, Minnesota), is not part of the VersaBank transaction and will continue to exist and operate independently. “OCC approval of our proposed acquisition of Stearns Holdingford is a critical milestone in the process of taking our unique and highly successful Receivable Purchase Program (RPP) to the largest financing market in the world,” said David Taylor, President and Chief Executive Officer, VersaBank. “Having proven out the value of our innovative and proprietary RPP financing solution in Canada, our acquisition of Stearns Holdingford, a national, federally licensed U.S. bank, will enable us to pursue a methodical, phased roll out of this solution across the U.S. There is simply no equivalent to this type of funding mechanism for point-of-sale finance companies anywhere in North America. The very favourable market response to the limited initial roll out of our RPP solution in the U.S. to date, as well as the long list of potential partners waiting on our ability to broadly roll out our program, has confirmed our belief that our offering is both one-of-a-kind and an attractive alternative to the existing sources of funding for our partners. It gives us great confidence in our ability to replicate the success of our Canadian solution in the U.S. market.” Mr. Taylor added, “Importantly, in our expansion into the U.S., we will maintain our steadfast commitment to risk mitigation throughout our organization, which has enabled us to lead the Canadian banking industry in terms of credit risk and achieve a 30-year track record of no material loan losses. Our RPP opportunity in the U.S., combined with the expected continued growth in our RPP portfolio in Canada, will enable VersaBank to drive strong, sustainable growth in our loan portfolio for years to come and increasingly capitalize on the significant operating leverage in our business model, driving outsized improvements in efficiency and growth in profitability and return on common equity that is unmatched in the North American banking industry.”

2 Mr. Taylor added, “As we capitalize on the significant opportunity this acquisition affords us, we look forward to continuing to serve the community of Holdingford, providing the same level of service and support that its customers have come to know for many decades.” “On behalf of the entire team at Stearns Financial and all of the communities we serve, I would like to congratulate VersaBank on this monumental achievement and welcome VersaBank with open arms,” said Kelly Skalicky, President and CEO of Stearns Financial. “It is a testament to the diligence and integrity of the VersaBank management team and the strength and soundness of their banking model that VersaBank’s acquisition of Stearns Holdingford was approved by both the OCC and the Fed, providing VersaBank the opportunity to bring successful solutions and positively contribute to our local communities and the larger U.S. financing sector by delivering their well-established, proven Receivable Purchase Program and innovative financing offerings. We look forward to being able to proceed with the closing of the Stearns Holdingford transaction and continuing to work with VersaBank on additional future opportunities as they emerge.” “It speaks volumes that our Canadian neighbor, VersaBank, has chosen Holdingford as its home base for entry into the U.S. market,” said Heather Plumski, President of Stearns Bank Holdingford. "The VersaBank team shares our values and culture and is committed to continuing Stearns Bank’s legacy as a vital contributor to and supporter of the local economy.” About VersaBank’s Receivables Purchase Program VersaBank’s Receivable Purchase Program is an innovative and highly attractive digital funding solution for finance companies who lend money to consumers and small businesses for what are typically “big ticket” purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need in the market for consistently available, readily accessible, economically attractive capital using VersaBank’s proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank’s RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner. As of April 30, 2024, VersaBank’s Receivable Purchase Program portfolio was in excess of C$3.1 billion (US$2.3 billion), growing at compounded annual rate of more than 26% over the last five years (fiscal year ended October 31). Since the Bank’s RPP was first launched in Canada in 2010 and launched on a limited basis in the U.S. in April 2022, VersaBank has provided more than C$9 billion (more than US$6.5 billion) in funding to North American finance companies. About Stearns Financial Services, Inc. Stearns Financial Services Inc. (SFSI) is a well-capitalized, $3.3 billion independent financial holding company based in St. Cloud, MN. It is the holding company for Stearns Bank N.A. and Stearns Bank Upsala, N.A., as well as Stearns Bank Holdingford N.A., which has been approved by U.S. regulators for acquisition by VersaBank. Recognized as one of the nation’s top- performing banks by both American Banker and Independent Banker magazines, Stearns Bank N.A. specializes in affordable housing, construction finance, small business lending, and equipment financing. Driven by a passion to help others achieve their greatest ambitions, Stearns Bank gets the job done! For more information, visit StearnsBank.com. About VersaBank VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market

3 opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2023. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and Twitter